08031040

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

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SEC FILE NUMBER
8-41403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Collins Stewart LLC (C.E. UNTERBERG, TOWBIN, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York,	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Borrelli **(212) 402-6028**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02).

AFFIRMATION

I, Alan Borrelli, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Collins Stewart LLC (the "Company"), as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company, nor any partner, principal, officer, or director, has any proprietary interest in any account classified solely as that of a customer.

[signature]	3/27/2008
Signature	Date

Alan Borrelli	Chief Financial Officer
Name	Title

Subscribed and sworn to before me
on this 27 day of March, 2008.

[signature]
Notary Public

DAVID M. BARRETT
Notary Public, State of New York
No. 01BA6015691
Qualified in Suffolk County
Commission Expires Nov. 2, 20__

COLLINS STEWART LLC
(FORMERLY KNOWN AS C.E. UNTERBERG, TOWBIN LLC)

(SEC I.D. NO. 8- 41403)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.
as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Collins Stewart LLC:

We have audited the accompanying statement of financial condition of Collins Stewart LLC (formerly known as C.E. Unterberg Towbin LLC)(the "Company") as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Collins Stewart LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 27, 2008

COLLINS STEWART, LLC
(FORMERLY KNOWN AS C.E. UNTERBERG, TOWBIN LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 20,620,700
RECEIVABLES FROM BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS	12,538,700
INVESTMENT BANKING RECEIVABLES	988,700
SECURITIES OWNED:	
Marketable	5,299,800
Not readily marketable	691,700
DUE FROM AFFILIATES	920,000
PREPAID EXPENSES	796,500
FIXED ASSETS (NET OF ACCUMULATED DEPRECIATION OF $1,340,100)	1,044,500
GOODWILL	12,455,500
INTANGIBLE ASSET	3,518,800
OTHER ASSETS	565,900
TOTAL	$ 59,440,800

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold, but not yet purchased	$ 2,918,500
Accrued personnel costs	15,026,300
Accounts payable and accrued liabilities	6,238,000
Total liabilities	24,182,800
SUBORDINATED DEBT	3,700,000
MEMBER'S INTEREST	31,558,000
TOTAL	$ 59,440,800

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

1. ORGANIZATION AND NATURE OF BUSINESS

C.E. Unterberg, Towbin LLC ("CEUT LLC") was originally formed in California on May 23, 1989 as a Limited Partnership under the California Revised Limited Partnership Acts and is registered as a broker/dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. On November 25, 2003, the Company converted from a California Limited Partnership to a Delaware limited liability company and changed its name to C.E. Unterberg, Towbin LLC. On January 1, 2004, CEUT LLC became a wholly owned subsidiary of C.E. Unterberg, Towbin Holdings, Inc. ("CEUT Hld"). In accordance with its Articles of Operation, CEUT LLC shall continue until December 31, 2025.

Collins Stewart, Inc. ("CSI") is a wholly-owned subsidiary of Collins Stewart Europe Limited ("CSEL"), formerly known as Collins Stewart Limited, which is a wholly-owned subsidiary of Collins Stewart plc ("CS plc"), a United Kingdom public company. CSI was registered as a broker-dealer under the Securities Exchange Act of 1934 and was a member of the Financial Industry Regulatory Authority ("FINRA"). CSI, incorporated on April 6, 1998 under the laws of the State of Delaware, conducted business from its office in New York City. The Company obtained approval of its NASD membership application and began operations in September 1999. On December 13, 2007 CSI applied with FINRA to be de-registered as a broker-dealer.

On July 16, 2007, CSI acquired CEUT Hld. As a result of the acquisition of CEUT Hld, the net assets of CSI's broker-dealer operations were combined with those of CEUT LLC and CSI de-registered as a broker-dealer. CSI remains as the organization's holding company, with CS LLC (formerly known as CEUT LLC) being the surviving broker-dealer subsidiary.

The Company is engaged in brokerage activities acting as an agent for U.S. institutional customers in the purchase and sale of domestic and foreign equity securities and American Depository Receipts ("ADRs") as well as on a name-give-up basis for equity options, futures and various other derivative instruments. All institutional customer equity business is cleared through a clearing broker, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. All domestic equity securities, ADRs and most foreign equity transactions are cleared through National Financial Services ("NFS"). Certain foreign equity transactions are cleared in London by CSEL on a delivery versus payment agency basis. The Company renders underwriting, investment banking, research and consulting services and engages in market making activities in equities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes regarding goodwill, fixed assets, personnel costs, tax and other matters. Actual

results could differ from those estimates. The accompanying statement of financial condition is presented as of December 31, 2007.

Cash and Cash Equivalents—As at December 31, 2007, cash and cash equivalents are comprised principally of cash and money market instruments at major U.S. financial institutions.

Fixed Assets—Fixed assets are reported at cost, net of accumulated depreciation. Depreciation is provided for on all classes of assets on a straight-line basis over the estimated useful life of the assets. Computer and communications equipment and furniture, fixtures, fittings and other equipment are depreciated over four years. Leasehold improvements are depreciated over the life of the lease.

Securities Transactions— Transactions in securities are recorded on a trade date basis. Securities owned and securities sold, not yet purchased which are readily marketable are valued on the last business day of the year at the last available reported price. Securities not readily marketable consist primarily of warrants received as payment for investment banking services provided and are valued at fair value as determined by management. Factors considered in valuing individual securities include the purchase cost, prices of recent significant private placements of securities of the same issuer, changes in the financial condition, prospects of the issuer, and estimates of liquidation value. For listed securities that are restricted for sale, a discount has been taken in accordance with pricing policies determined by the managing member. Because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for investments existed, and the differences could be material. Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net on the statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations.

Goodwill and Intangible Asset—This represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company accounts for goodwill following the provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* The statement eliminates the requirement to amortize goodwill and requires that goodwill and separately identified intangible assets with indefinite lives be evaluated for impairment on an annual basis (or more frequently if impairment indicators arise) on a fair value basis. Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value.

Accrued Personnel Costs—Accrued personnel costs principally represent unpaid bonuses as of December 31, 2007.

3. RECENT ACCOUNTING DEVELOPMENTS

Fair Value Measurement

In November 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements."* ("SFAS No. 157") This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No.157 is intended to create consistency in valuing all assets and liabilities as required by GAAP. The statement is effective for fiscal years beginning after November 15, 2007. The Company does not believe adoption of SFAS No.157 in 2008 will have a material impact on its financial position.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities,"* including an Amendment of FASB

Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe adoption of SFAS No. 159 will have a material impact on the Company's financial position.

Uncertainty in Income Taxes
In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes."* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement to determine the amount to recognize in the financial statements. The Company chose to defer application of FIN 48 pursuant to FASB Staff Position No. FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Non-Public Enterprises" ("FSP No. FIN 48-2"). FIN 48 will be applicable for the year ending December 31, 2008. The Company does not expect that the adoption of FIN 48 will result in any material impact on the Company's financial condition.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING BROKERS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing brokers are comprised of the following:

	Receivable	Payable
Commissions and clearing brokers	$ 10,951,700	$ -
Other amounts	1,587,000	-
	$ 12,538,700	$ -

5. FINANCIAL INSTRUMENTS

In the normal course of its business, the Company enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold, but not yet purchased and the purchase and writing of equity and index option contracts. Securities sold, but not yet purchased represent obligations of the Company to deliver the underlying securities sold and option contracts written represent obligations of the Company to purchase or deliver the specified security at the contracted price. The Company's ultimate obligation to repurchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

All securities transactions are cleared on a fully disclosed basis through and held in custody by NFS, a member firm of the New York Stock Exchange, Inc. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. In the event the customer is unable to fulfill its contracted obligation to the clearing broker/dealer, the Company may be exposed to off-balance sheet risk. In addition, at December 31, 2007, substantially all of the money market funds, securities owned and due from broker are held by the clearing broker. Recognizing the credit risk that this implies the Company continually monitors the credit standing of each broker/dealer and customer with which it conducts business.

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the statement of financial condition.

Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short term in nature, bear interest at current market rates or are subject to frequent repricing.

The statement of financial condition generally reflects purchases and sales of financial instruments on a trade-date basis. "Securities owned" and "Securities sold, but not yet purchased" used in the Company's trading activities are carried at fair value in the statement of financial condition and gains and losses are recorded in principal transactions revenues in the statement of income. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company determines fair value using quoted market prices.

As of December 31, 2007, financial instruments are comprised of the following:

Securities owned:	
Marketable - Equities	$ 5,299,800
Not readily marketable	691,700
	5,991,500
Securities sold, but not yet purchased - Equities	$ 2,918,500

6. FIXED ASSETS

Fixed assets are comprised of the following:

Computer and communications equipment	$ 1,868,700
Furniture, fixtures and other equipment	467,600
Leasehold improvements	48,300
	2,384,600
Less accumulated depreciation and amortization	1,340,100
	$ 1,044,500

During the year, the Company purchased $572,000 of fixed assets and abandoned assets with a cost of $1,712,000, accumulated depreciation of $1,471,000 and net book value $241,000. As part of the merger with CEUT LLC (Note 15) the Company received assets of $1,817,000 with accumulated depreciation of $1,166,200 and net book value of $650,800.

7. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are comprised of the following:

	Goodwill	Intangible Asset
Balance - Beginning of year	$ 2,212,900	-
Acquired from CEUT acquisition	10,242,600	3,702,000
Accumulated amortization of intangible asset	-	(183,200)
Balance - End of year	$ 12,455,500	$ 3,518,800

The Company performed its annual goodwill impairment testing in December 2007, using a discounted cash flows model, a widely accepted industry valuation technique, to estimate the fair value of its SFAS No. 142 reporting units. Based on the criteria of SFAS 142, the Company concluded that there was no impairment of goodwill for the year ended December 31, 2007.

As part of the acquisition of CEUT, CSI assumed the office space in New York City previously occupied by CEUT LLC. The office space is under lease for the next eight years. Rent payments are less than current market value for lease space in New York City and accordingly, an intangible asset for a favorable lease was established. The intangible asset was valued at $3,702,000 and is amortized over the remaining eight years of the lease.

8. SUBORDINATED DEBT

Subordinated debt consists of a floating rate subordinated loan from an affiliate, CSEL, which pays interest quarterly. Under the floating rate subordinated loan agreement, the Company has borrowed

$700,000 at an interest rate of Prime plus 3%. This loan matures on August 31, 2009. During 2007 the weighted average interest rate was 11.06% and total interest expense paid to CSEL was $77,400.

In addition, on March 19, 2007, CEUT LLC entered into a revolving subordinated credit agreement with a bank (the "Agreement") that expired on March 20, 2008 (see Note 16). Under the Agreement, the Company may borrow up to $5,000,000 at an interest rate of the adjusted London Interbank Offered Rate ("LIBOR") plus 2% for the first thirty days that such loan is outstanding and LIBOR plus 5% thereafter. At December 31, 2007, and during the year then ended, CEUT LLC borrowed approximately $3,000,000.

Any balances drawn pursuant to the agreements are covered by agreements approved by FINRA and are available to the Company in computing its net capital pursuant to the Rule. To the extent that balances outstanding on such loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. REGULATORY REQUIREMENTS

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6- 2/3% of aggregate indebtedness. At December 31, 2007, the Company had net capital of $11,995,890 which was $10,579,222, in excess of the required minimum net capital of $1,416,668. The ratio of aggregate indebtedness to net capital was 1.8 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) since the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities.

The Company maintains proprietary accounts of introducing broker ("PAIB") agreements with its clearing broker in order for it to receive allowable asset treatment for proprietary assets held at its clearing broker.

Withdrawals from Member's equity and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

10. STOCK-BASED COMPENSATION

Effective with CSI's acquisition of CEUT, the Company instituted a deferred compensation plan for certain employees. Under the terms of this plan, eligible employees will receive shares of CS plc upon completion of a three-year employee service period. The shares vest ratably over the aforementioned 3-year period. Any unvested shares to which an eligible employee is entitled will be forfeited upon termination from CSI for cause or employee resignation for other than a stipulated or good reason. Senior management of the Company reallocates forfeited shares to the remaining eligible employees who are participating in the deferred compensation plan.

For the year ended December 31, 2007, CSI granted 2,755,511 shares to eligible employees. Of those shares, no shares were vested and 2,755,511 remain non-vested at the end of the year. No shares were forfeited during the year. At grant date, the stock price of CS plc was $4.376.

As a result of the deferred compensation arrangement, the Company incurred deferred compensation expense. The expense is based on the fair value of CS plc stock issued at grant date. As CS plc is a publicly

traded company, fair value of the stock was determined from quoted market sources. There were no modifications to the deferred compensation plan made during the year.

11. EMPLOYEE BENEFIT PLANS

The Company maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

12. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commitment for office space on June 30, 2001, which expires on November 29, 2010. On March 17, 2004, the Company entered into an additional lease commitment for office space, which expires on November 30, 2010. In connection with the office space lease expiring November 29, 2010, the Company has a security deposit of $212,900, in the form of a Letter of Credit from JPMorgan Chase Bank.

In addition, the Company maintains leases for offices based at 40 Wall Street, New York and Pittsfield, Vermont. The 40 Wall Street lease expires on July 31, 2014 and the Pittsfield lease expires on July 31, 2010.

As result of the acquisition of CEUT the Company acquired leases for offices based at 350 Madison Avenue, New York; 456 Montgomery Street, San Francisco, CA and 4 Shenkar St, Herzliya Pituach, Israel. The 350 Madison Avenue lease expires March 31, 2016, the San Francisco lease expires May 7, 2012 and the Israel lease expires July 23, 2008.

The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords.

In lieu of a rent security deposit on its 350 Madison Avenue office space, the Company maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $2,500,000. Under the lease terms, effective April 1, 2011, the letter of credit may be reduced to $1,250,000.

The Company leased computer equipment together with software that are classified as a capital lease and secured by such computer equipment. The cost of the computer equipment together with the software under capital lease is included in the statement of financial condition in furniture, equipment and leasehold improvements totaling $168,000 at December 31, 2007. Accumulated amortization of the leased computer equipment at December 31, 2007 was approximately $84,000.

At December 31, 2007, the future minimum base rental payments under these leases are as follows:

Year Ending December 31	Operating Lease	Sublease Income	Operating Lease Net of Sublease Income
2008	6,939,000	1,008,000	5,931,000
2009	4,927,000	475,000	4,452,000
2010	4,935,000	436,000	4,499,000
2011	4,743,000	-	4,743,000
2012	4,544,000	-	4,544,000
Thereafter	13,226,000	-	13,226,000
Total minimum capital lease payments 2008			29,000
Less: Amount representing interest			(1,000)
Present value of future minimum lease payments			37,423,000

Litigation— The Company is involved in various litigation matters, including those arising out of activities as an investment banker and employment matters. In the opinion of management, upon the advice of counsel the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position.

Guarantee—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, in general the Company's obligations would arise only if the clearing broker had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting clients of the clearing firm. Any potential contingent liability under these fully disclosed agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for this and believes that any potential requirement to make payment under this agreement is remote.

13 STOCKHOLDER'S EQUITY AND MEMBER'S INTEREST

Member's interest represents the activity of CSI from January 1, 2007 to July 16, 2007 and the combined activity of the former CSI and former CEUT LLC from July 17, 2007 to December 31, 2007.

14. RELATED PARTY TRANSACTIONS

Due from affiliates consists of a receivable from Collins Stewart Europe Ltd ("CSEL") for $920,000. This amount consists mainly of commissions on foreign equity securities transactions that are collected directly from the customer and are remitted periodically to the Company. It also consists of management fee charges for dealer services and research, operations, administrative and other services.

The Company receives trading commission revenues from CSEL. For the year ended December 31, 2007 the Company received $8,173,000 in commission revenue.

The Company is charged certain management fees by CSEL for dealer services and research, operations, administrative and other services. The Company also shares office space, services and common personnel with affiliates.

15. ACQUISITION OF CEUT HLD

On July 16, 2007, CSI completed the acquisition of CEUT. Aggregate consideration was $17,900,000 and an additional $1,914,600 of legal, accounting and due diligence costs relating to this acquisition were incurred by CSI . Of this cost, $732,500 was allocated to the fair value of assets in other acquired entities in the CEUT group resulting in total consideration for CEUT LLC of $19,082,100.

On September 1, 2007, CSI filed a merger plan with the state of Delaware whereby the operations of CSI and CEUT LLC were combined when all operations and net assets of the brokerage business of CSI were transferred to CEUT LLC. Subsequent to the transfer, CSI had no remaining brokerage operations. The historical operations of CSI became the successor operations of CEUT LLC. Thus, CSI was the surviving entity. At this time, CEUT Hld was dissolved into CSI and CSI became a non-operating parent holding company of CEUT LLC. Simultaneously with the aforementioned transfer of CSI assets, CEUT LLC was renamed CS LLC.

CEUT LLC's services include public offerings, direct investments, mergers and acquisitions and private placements. CSI pursued this acquisition as a means to establish a stronger local presence in the stockbrokering market and to establish an investment banking business unit.

The table below summarizes the fair value of the assets that were acquired and liabilities that were assumed at the date of acquisition by CSI. The initial purchase price of CEUT has been allocated based on independent appraisals and management's estimates and calculated in accordance with FASB Statement 141, *"Business Combinations"*.

Fair value of the assets acquired and liabilities assumed at the date of acquisition are as follows

Goodwill on acquisition	$ 10,242,600
Cash	12,545,600
Securities owned	3,580,100
Receivables	2,330,000
Intangible assets	3,702,000
Fixed assets	650,800
Other assets	1,126,300
	34,177,400
Payables	(7,282,500)
Compensation and benefits	(4,729,600)
Securities sold, not yet purchased	(27,000)
Subordinated debt	(3,000,000)
Other payables	(56,200)
	(15,095,300)

As a result of the acquisition, a deferred compensation arrangement was established for eligible employees whereby shares in the ultimate parent, CS plc will be earned upon completion of a service period. Such contingent consideration has been treated as deferred compensation expense and is further discussed in note 10.

As part of the acquisition, CSI assumed the office space in New York City previously occupied by CEUT LLC. The office space is under lease for the next eight years. Rent payments are less than current market value for lease space in New York City and accordingly, an intangible asset for a favorable lease was established. The intangible asset was valued at $3,702,000 and is amortized over the remaining eight years of the lease as discussed in note 7.

The acquisition generated goodwill of $10,242,600, none of which is expected to be deductible for tax purposes. See Note 7.

16. SUBSEQUENT EVENTS

On March 20, 2008, the revolving subordinated credit agreement with a bank expired. The balance on this facility at December 31, 2007 was $3,000,000. The Company, in discussion with CSEL, determined to settle this subordinated debt down to be replaced by a capital contribution from CSEL. This change in financing arrangements was completed in March 2008 and had no impact on excess regulatory capital.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 27, 2008

Collins Stewart LLC
350 Madison Avenue
New York, NY 10017

In planning and performing our audit of the financial statements of Collins Stewart LLC (formerly known as C.E. Unterberg, Towbin LLC)(the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated March 27, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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